CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
U.S. Securities and Exchange Commission
Toronto Stock Exchange

Dears Sirs/Mesdames:

I, Zachary J. Black, SME-RM consent to the public filing of the technical report titled “NI 43-101 Technical Report Updated Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico” effective December 31, 2015 and dated March 3, 2016 (the "Technical Report") prepared for Endeavour Silver Corp. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report contained in, or incorporated by reference in, the Annual Information Form dated March 8, 2016, the Annual Report of the Company on Form 40-F dated March 8, 2016, the Registration Statement on Form F-10 (File No. 333-196981), the Management Discussion & Analysis dated March 2, 2016 and the news release dated January 21, 2016 of Endeavour Silver Corp. (collectively the “Disclosure Documents”).

I certify that I have read the Disclosure Documents of the Company and that they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible. I also hereby consent to the use of my name in the Disclosure Documents.

Dated this 8th day of March, 2016

“signature” {signed and sealed}

CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
U.S. Securities and Exchange Commission
Toronto Stock Exchange

Dears Sirs/Mesdames:

I, Zachary J. Black, SME-RM consent to the public filing of the technical report titled “NI 43-101 Technical Report Updated Resource and Reserve Estimates for the El Cubo Project, Guanajuato State, Mexico” effective December 31, 2015 and dated March 3, 2016 effective December 31, 2015 and dated March 3, 2016 (the "Technical Report") prepared for Endeavour Silver Corp. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report contained in, or incorporated by reference in, the Annual Information Form dated March 8, 2016, the Annual Report of the Company on Form 40-F dated March 8, 2016, the Registration Statement on Form F-10 (File No. 333-196981), the Management Discussion & Analysis dated March 2, 2016 and the news release dated January 21, 2016 of Endeavour Silver Corp. (collectively the “Disclosure Documents”).

I certify that I have read the Disclosure Documents of the Company and that they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible. I also hereby consent to the use of my name in the Disclosure Documents.

Dated this 8th day of March, 2016

“signature” {signed and sealed}

CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
U.S. Securities and Exchange Commission
Toronto Stock Exchange

Dears Sirs/Mesdames:

I, Zachary J. Black, SME-RM consent to the public filing of the technical report titled “NI 43-101 Technical Report Updated Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico” effective December 31, 2015 and dated March 3, 2016 effective December 31, 2015 and dated March 3, 2016 (the "Technical Report") prepared for Endeavour Silver Corp. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report contained in, or incorporated by reference in, the Annual Information Form dated March 8, 2016, the Annual Report of the Company on Form 40-F dated March 8, 2016, the Registration Statement on Form F-10 (File No. 333-196981), the Management Discussion & Analysis dated March 2, 2016 and the news release dated January 21, 2016 of Endeavour Silver Corp. (collectively the “Disclosure Documents”).

I certify that I have read the Disclosure Documents of the Company and that they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible. I also hereby consent to the use of my name in the Disclosure Documents.

Dated this 8th day of March, 2016

“signature” {signed and sealed}